FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC - PRE-CLOSE TRADING UPDATE

HSBC Holdings plc ("HSBC") will be conducting a trading update today with analysts and investors ahead of its close period for the year ending 31 December 2003. The meeting will take place by conference call from 9:00 am until 10:00 am local time in London. Details for participating in the call can be found at the end of this statement.

The information that will be covered during the meeting relating to HSBC's operating performance is as follows:

HSBC's performance in the third quarter of 2003 continued to benefit from the breadth and capital generating strength of its core businesses. Operating performance remained resilient, and began to show some more encouraging revenue trends towards the end of the quarter, particularly in Personal Financial Services and Consumer Finance. Business sentiment improved in most of HSBC's major markets, notably in the Hong Kong SAR and in the United States.

Except where otherwise stated, comparisons are against the second quarter of 2003 or against the position as at 30 June 2003.

In a sustained low interest rate environment, HSBC's net interest margin fell modestly in the third quarter as rates remained at historic low levels. Balance sheet growth, however, more than compensated for the margin decline. Lending growth was principally in the personal sector, with low interest rates and continuing consumer confidence attracting continued growth in both mortgages and other personal lending. In value terms, personal lending growth was strongest in the United Kingdom and the United States, in particular in Household, but growth was also strong in Singapore, Korea, Malaysia, Taiwan and India. Lending to the corporate sector remained subdued.

Dealing profits in the third quarter of 2003 remained strong, and although not at the same run rate as in the first half of the year, were well ahead of the comparable period in 2002. Third quarter dealing profits also absorbed the impact of losses arising on hedges taken against the value of US mortgage servicing rights during a period of volatile interest rate movements. This impaired revenues by US$98 million.

Fee and commission revenues were stronger in all geographic regions and in all customer groups.

Costs in the third quarter of 2003 remained broadly in line with the prior quarter, after accommodating a number of costs associated with long-term restructuring programmes.

In general, credit quality remained stable throughout the Group, with improved experience in Hong Kong offsetting a small number of corporate provisions against specific customers in Europe. Credit trends in Household showed early signs of improvement and this has continued into the fourth quarter to date. Provisions against commercial banking exposures remained at historically low levels..

The integration of both Household and GF Bital progressed well, with synergy benefits and business opportunities tracking at, or better, than expectations in most areas.

The Group's liquidity position and capital ratios remained strong. Innovative Tier 1 capital issues since 30 June 2003 amounted to the equivalent of US$2.9 billion which together with a US$1.0 billion scrip dividend retention on the first interim dividend have added approximately 68 basis points to the Tier 1 ratio.

The first quarterly dividend payable on 20 January 2004 was declared on 10 November and accrues to shareholders on the register as at 28 November.

HSBC's results for the year ending 31 December 2003 will be announced on Monday, 1 March 2004. On 27 November 2003, HSBC hosted an Investor Day entitled "Managing for Growth" and presented its new strategic plan for 2004 to 2008. Copies of the presentation slides can be downloaded at http://www.hsbc.com/investorday.

Conference call details

The conference call is being hosted by Douglas Flint, Group Finance Director, and will be accessible by dialling:.

UK:      +44 (0) 208 400 6330
US:      +1 303 205 1500
Hong Kong:      +852 3009 5027

A recording of the conference call will be available for seven days on HSBC's website by following this link http://www.hsbc.com/precloseupdate from shortly after the event..

Forward-looking statements

This presentation and subsequent discussion may contain certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Additional detailed information concerning important factors that could cause actual results to differ materially is available in our Annual Report.

HSBC Holdings plc

With over 9,500 offices in 79 countries and territories, and assets of US$983 billion at 30 June 2003, the HSBC Group is one of the world's largest banking and financial services organisations.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: December 09, 2003